Exhibit (a)(5)

XO Communications, Inc.

11111 Sunset Hills Road
Reston, Virginia 20190

May 29, 2001

Dear Employee Option Holders:

      XO has recognized that, as a result of today’s difficult market conditions, many of the stock options that we have granted under our stock option plans may not currently be providing the performance incentives for our valued employees that were intended.

      Accordingly, I am happy to announce that XO is offering you the opportunity to tender for exchange certain of your currently outstanding options. Enclosed are documents explaining our stock option exchange program. Because we believe in the importance of equity ownership by employees, and in light of the recent downturn in the stock market, we decided to make this option exchange program available. The program encourages employee ownership by allowing you to exchange certain of your outstanding stock options for new options, subject to terms and conditions described in the documents accompanying this letter.

      Please read all the documents and instructions enclosed with this letter carefully. If you have any questions about the program, please contact the Stock Option Program — Room 3131, 11111 Sunset Hills Road, Reston, Virginia, 20190 at (703) 547-2994 or toll-free at (800) 405-8502 or facsimile: (703) 547-2984. We thank you for your continued efforts on behalf of XO Communications, Inc.

Sincerely,

Chief Executive Officer

Enclosures